

May 18, 2021

Todd R. Patrick
Chief Executive Officer
Armata Pharmaceuticals, Inc.
4503 Glencoe Avenue
Marina del Rey, California 90292-3552

Re: Armata Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed May 13, 2021
File No. 333-256104

Dear Mr. Patrick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Faith Charles, Esq.